SEC 11020173 ISSION

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ANNUAL AUDITED REPORT
FORMX-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

SEC FILE NUMBER
8-42043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Derivatives Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Park Avenue South
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Stephan (212)358-8220
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name*)

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

MM

OATH OR AFFIRMATION

I, Nicholas Stephan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Derivatives Group, LLC, as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER J. PORZIO
NOTARY PUBLIC-STATE OF NEW YORK
No. 02PO6216419
Qualified in Suffolk County
My Commission Expires January 19, 2014

X ______________________
Notary Public

X ______________________
Signature

CEO
Title

This report ** contains (check all applicable boxes):
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Member
Phoenix Derivatives Group, LLC

We have audited the accompanying statement of financial condition of Phoenix Derivatives Group, LLC as of December 31, 2010 and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Derivatives Group, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen + Company, P.C.

New York, New York
February 27, 2011

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Current Assets:		
Cash and Cash Equivalents	$	3,131,191
Broker Clearance Account		297,378
Securities Owned		543,986
		3,972,555
Other Assets:		
Security Deposit		13,500
Equipment, Net of Accumulated Depreciation of $6,000		7,000
		20,500
	$	3,993,055

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued Liabilities Payable	$	1,736,624
Payable to Member		429,575
		2,166,199
Member's Equity		1,826,856
	$	3,993,055

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF INCOME

DECEMBER 31, 2010

Income:	
Commisssions	$ 51,199,427
Interest and Other Income	498,410
	51,697,837
Expenses:	
Employee Compensation	29,192,820
Management Fees	14,610,000
Software Lease	10,759
Information Technology	1,056,339
Rent and Utilities	1,060,024
Regulatory Fees	3,304,635
Floor Brokerage and Clearance	1,204,223
Interest Expense	519,594
Other Expenses	259,952
	51,218,346
Net Income	$ 479,491

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

DECEMBER 31, 2010

Balance - Beginning of Year	$	1,347,365
Net Income (Loss)		479,491
Balance - End of Year	$	1,826,856

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF CASH FLOWS

DECEMBER 31, 2010

Cash Flows From Operating Activities:	
Net Income (Loss)	$ 479,491
Adjustments to Reconcile Net Income to Cash	
From (Used in) Operating Activities:	
(Increase) Decrease in Assets:	
Broker Clearance Account	202,622
Securities Owned	76,829
Increase (Decrease) in Liabilities:	
Accrued Liabilities Payable	1,736,624
Payable to Clearing Broker	(361,091)
Payable to Member	(3,057,013)
Net Cash From (Used in) Operating Activities	(922,538)
Net Increase (Decrease) in Cash	(922,538)
Cash and Equivalents - Beginning of Year	4,053,729
Cash and Equivalents - End of Year	$ 3,131,191

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:	
Interest	$519,594

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PHOENIX DERIVATIVES GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. Nature of Business

Phoenix Derivatives Group, LLC (the "Company") is a Delaware Limited Liability Company conducting business as a broker/dealer in securities. The Company is engaged in the business of inter-dealer brokerage for credit default swaps.

The Company operated under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, was exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. The Company has entered into a management agreement with its Parent wherein it is agreed that the Parent will provide managerial and administrative assistance as well as office facilities including overhead, rent, maintenance and utilities. Total fees paid and accrued for the year ended December 31, 2010 amounted to approximately $14.6 million. The Parent Company was owed approximately $429,575 at December 31, 2010.

3. Income Taxes

As a Limited Liability Company, the members are subject to tax on their share of net income for Federal and New York State purposes. The Company is subject to New York City Unincorporated Business Tax.

4. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging credit default swaps for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions.

The Company's exposure to credit risk associated with possible errors that can be made by employees in arranging the swaps. The Company seeks to control this risk by monitoring account activity and the recording of customer orders.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2010, the Company's net capital of $5,928,675 was $5,784,262 in excess of its required net capital of $144,413. The Company's capital ratio was 36.54 %.

6. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

7. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2010 and February 27, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS

DECEMBER 31, 2010

Balance - Beginning of Year	$ -0-
Additions or Withdrawals	-0-
Balance - End of Year	$ -0-

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PHOENIX DERIVATIVES GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2010

Member's Equity	$ 1,826,856
Non-Allowable Assets:	
Equipment	(7,000)
Security Deposit	(13,500)
Other Additions:	
Discretionary Bonus	4,311,139
Other Deductions or Charges	
Haircuts on Securities Owned	(16,320)
Tax Savings on Disretionary Bonus	(172,500)
Net Capital	5,928,675
Minimum Net Capital Requirements	
Greater of 6 2/3% of Aggregate Indebtedness or $5,000	144,413
Capital in Excess of all Requirements	$ 5,784,262

Capital Ratio (Maximum Allowance 1,500%)

(*) Aggregate Indebtedness	2,166,199	= 36.54%
Divided By Net Capital	5,928,675	

(*) Aggregate Indebtedness:

Accrued Liabilities Payable	$1,736,624
Payable to Member	429,575
	$2,166,199

* NO MATERIAL DIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

The Member
Phoenix Derivatives Group, LLC

Gentlemen:

In planning and performing our audit of the financial statements of Phoenix Derivatives Group, LLC for the period ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Phoenix Derivatives Group, LLC that we considered relevant to the objectives stated in Rule 17a-5 (g) (i) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II) ; (2) in complying with the exemptive provisions of Rule 15c-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2010 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Phoenix Derivatives Group, LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Leonard Rosen + Company, P.C.

New York, New York
February 27, 2011

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Member
Phoenix Derivatives Group, LLC

We have audited the accompanying statement of financial condition of Phoenix Derivatives Group, LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Phoenix Derivatives Group, LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, New York
February 27, 2011

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	3,131,191
Broker Clearance Account		297,378
Securities Owned		543,986
		3,972,555
Other Assets:		
Security Deposit		13,500
Equipment, Net of Accumulated Depreciation of $6,000		7,000
		20,500
	$	3,993,055
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accrued Liabilities Payable	$	1,736,624
Payable to Member		429,575
		2,166,199
Member's Equity		1,826,856
	$	3,993,055

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PHOENIX DERIVATIVES GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. Nature of Business

Phoenix Derivatives Group, LLC (the "Company") is a Delaware Limited Liability Company conducting business as a broker/dealer in securities. The Company is engaged in the business of inter-dealer brokerage for credit default swaps.

The Company operated under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, was exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. The Company has entered into a management agreement with its Parent wherein it is agreed that the Parent will provide managerial and administrative assistance as well as office facilities including overhead, rent, maintenance and utilities. Total fees paid and accrued for the year ended December 31, 2010 amounted to approximately $14.6 million. The Parent Company was owed approximately $429,575 at December 31, 2010.

3. Income Taxes

As a Limited Liability Company, the members are subject to tax on their share of net income for Federal and New York State purposes. The Company is subject to New York City Unincorporated Business Tax.

4. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging credit default swaps for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions.

The Company's exposure to credit risk associated with possible errors that can be made by employees in arranging the swaps. The Company seeks to control this risk by monitoring account activity and the recording of customer orders.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2010, the Company's net capital of $5,928,675 was $5,784,262 in excess of its required net capital of $144,413. The Company's capital ratio was 36.54 %.

6. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

7. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2010 and February 27, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Members
Phoenix Derivatives Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Phoenix Derivatives Group,LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating Phoenix Derivatives Group, LLC's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no exceptions.
2. Compared the amounts reported on the audited Form X-17A-5for the year ended December 31, 2010, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2010 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no exceptions.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen + Company, P.C.

February 27, 2011

Phoenix Derivatives Group, LLC
Schedule of Assessment and Payments
Year Ended December 31, 2010

Total Revenue for Year Ended December 31, 2010		$ 51,697,837
Revenue From Commodity Transactions	(34,303,834)	(34,303,834)
Income Subject to SIPC Assessment		17,394,003
Assessment Balance @ 0.25%		$ 43,485
SIPC Payments Made:		
7/27/10		$ 23,193
2/25/11		20,293
		$ 43,486